July 28, 2025

Ping Zhang
Chief Executive Officer
Quantumsphere Acquisition Corporation
1185 Avenue of the Americas, Suite 304
New York, NY 10036

       Re: Quantumsphere Acquisition Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 24, 2025
           File No. 333-287672
Dear Ping Zhang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form S-1 filed July 24, 2025
The excise tax included in the Inflation Reduction Act of 2022 ..., page 69

1. Please reconcile disclosure that funds held in the trust account may be used to pay excise taxes with the provisions of Section 1(j) of the Investment Management Trust
       Agreement stating that the company is not permitted to use the proceeds placed in the trust account and the interest earned thereon to pay any excise taxes or any other similar fees or taxes in nature that may be imposed on pursuant to any current, pending or future rules or laws. We also note disclosure on page 35 stating that the sponsor has agreed to directly pay such tax on your behalf or to advance the necessary funds to you.
 July 28, 2025
Page 2
Dilution, page 99

2. We note that your disclosures here and on the cover page assume the maximum redemption is the full amount of the shares in this offering. However, the form of post-offering Memorandum and Articles of Association filed as Exhibit
3.2 states that
       the company will not conduct redemptions if they would cause the company to have net tangible assets of less than $5,000,001. Please reconcile, and also describe this limitation on redemptions in the summary, and on the cover page where you describe the 15% limitation. Please see Items 1602(a)(2) and (b)(3).

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Cassi Olson, Esq.